NEWS RELEASE

PERPETUAL ENERGY INC. RELEASES SECOND

QUARTER 2010 FINANCIAL AND OPERATING RESULTS

AND CONFIRMS AUGUST DIVIDEND

Calgary, Alberta – August 10, 2010 (TSX - PMT) – Perpetual Energy Inc. (“Perpetual” or the “Corporation”) is pleased to release its financial and operating results for the three and six months ended June 30, 2010. Perpetual’s natural gas price hedging program led the corporation to post strong funds flow for the second quarter of 2010 despite weak natural gas prices related to high gas storage levels and concerns about new supply.  A copy of Perpetual’s unaudited interim consolidated financial statements and related notes and management’s discussion and analysis for the three and six months ended June 30, 2010 and 2009 can be obtained through the Corporation’s website at www.perpetualenergyinc.com and SEDAR at www.sedar.com.

Perpetual is also pleased to confirm that its dividend to be paid on September 15, 2010 in respect of income received by Perpetual for the month of August 2010, for shareholders of record on August 23, 2010, will be $0.05 per share. The ex-dividend date is August 19, 2010. The August 2010 dividend brings cumulative dividends (including distributions paid since the inception of Perpetual’s predecessor, Paramount Energy Trust) to $14.164 per share. Perpetual reviews dividends on a monthly basis. Future dividends are subject to change as dictated by commodity price markets, operations, capital considerations and future business development opportunities.

Second Quarter Summary

•

On June 30, 2010, Perpetual announced that the Corporation had completed the previously announced plan of arrangement (the “Arrangement”) involving Perpetual, Paramount Energy Trust (the “Trust”) and Paramount Energy Operating Corp., pursuant to which the Trust converted into the Corporation. Unitholders of the Trust voted in favor of the Arrangement at the Annual General and Special Meeting of Trust Unitholders held on June 17, 2010. Former Unitholders of the Trust received common shares of Perpetual in consideration for the cancellation of their Trust Units of the Trust on a one-for-one basis. In addition, as part of the Arrangement, the Trust was dissolved and the Corporation assumed all of the existing liabilities of the Trust, including the Trust's outstanding convertible debentures which are now convertible debentures of the Corporation. Perpetual believes that the conversion will provide the Corporation with broadened access to capital markets by eliminating the constraints of the income trust structure imposed by the trust tax legislation introduced by the federal government in 2006.  In addition, Canadian taxable shareholders will benefit from what the Corporation believes to be a more tax effective treatment of their cash dividends following the conversion to a corporate structure.  Shareholders may also benefit from a simplified and more efficient corporate structure.

•

On April 1, 2010 Perpetual closed the previously announced asset acquisition in the Edson area of Alberta (“Edson Acquisition”). The acquisition price of $123.2 million, including adjustments and a $9.5 million deposit paid in the first quarter of 2010, was funded through a combination of bank debt, the early termination of gas price hedging contracts and an issue of subscription receipts (“Subscription Receipts”).  In conjunction with the Edson Acquisition, Perpetual entered into an agreement to sell to a syndicate of underwriters 10.5 million Subscription Receipts at a price of $4.75 each for gross proceeds of $50.0 million to a syndicate of underwriters.  Perpetual also granted the underwriters an option to purchase up to an additional 1.6 million Subscription Receipts on the same terms as above, which was exercised resulting in total proceeds of $57.5 million prior to issue costs.  On closing of the Edson Acquisition the Subscription Receipts were converted into 12.1 million common shares of Perpetual. Perpetual acquired natural gas and liquids production (80 percent natural gas) as well as extensive gathering and processing infrastructure and undeveloped lands in a desirable multi-zone part of the Alberta deep basin (the “Edson Assets”). The vendor’s independent reserve evaluator assigned 34.5 Bcf of gas reserves and 1.4 MMbbls of oil and natural gas liquids (“NGL”) reserves (42.9 Bcfe total) to the Edson Assets in their December 31, 2009 evaluation. The Edson Assets contributed production of 9.0 MMcfe/d to the Corporation’s production figures for the current quarter.

•

As part of the Edson Acquisition, Perpetual negotiated a farm-in arrangement on 37 gross (31 net) sections of undeveloped Cardium rights in the area of which 22 net sections are believed by Perpetual to be prospective for light oil. The farm-in includes a two well horizontal drilling and completion commitment, each earning 50 percent of the vendor’s net interest in four sections followed by a rolling option to earn the additional lands on the same basis. In addition to the 19,900 net acres of Cardium rights subject to 50 percent earning through the farm-in arrangement described above, the assets also include 13,393 net acres of undeveloped land prospective for development of Cretaceous and Jurassic tight gas sands. The first of two commitment wells was rig released during the second quarter. The second commitment well is scheduled to spud in early September. Perpetual has identified significant upside in the acquired assets through further intensified development of the Rock Creek basin-centered gas zone, and through several deep basin, gas-saturated Cretaceous zones that are prospective for horizontal development. Since closing the Edson Acquisition, Perpetual has drilled a horizontal well targeting gas and natural gas liquids in the Wilrich zone and completed three vertical wells.

•

Exploration, development and land expenditures totaled $34.5 million for the three months ended June 30, 2010 as compared to $7.7 million for the second quarter of 2009. The increase is due to capital spending on west central Alberta, as well as $13.8 million in expenditures by the Corporation’s wholly-owned subsidiary, Warwick Gas Storage Inc. (“WGSI”) on its commercial gas storage project at Warwick. Spending in west central Alberta totaled $12.4 million, comprised of the completion and tie-in of several wells drilled in the first quarter, the drilling of two wells including a horizontal Cardium oil well at Edson and undeveloped land acquisitions. Undeveloped land acquisitions in new venture areas totaling $5.4 million and recompletion, workover and facilities construction activity in the Eastern District were also included in capital spending for the quarter.

•

During the second quarter, the Corporation sold non-core properties for total proceeds of $35.2 million, including $28.1 million in cash and $7.1 million in 1.3 million common shares of a publicly-traded junior exploration and production company. The shares of Trioil Resources Ltd., which were partial consideration for Perpetual’s assets in the Cochrane area of southwest Alberta, provide upside exposure to the junior company’s activities in the emerging light oil play at Lochend. The properties produced approximately 2.2 MMcfe/d and were assigned proved plus probable reserves of 9.4 Bcfe at December 31, 2009 by the Corporation’s independent reserves evaluator.

•

Average production measured 165.2 MMcfe/d for the three months ended June 30, 2010, comprised of 157.7 MMcf/d of natural gas and 1,240 bbl/d of oil and natural gas liquids (“NGL”) as compared to 165.5 MMcfe/d reported in the second quarter of 2009. Including deemed production related to the gas over bitumen financial solution, actual plus deemed production volumes increased four percent to 191.7 MMcfe/d. Total average production for the six months ended June 30, 2010 decreased five percent to 157.2 MMcfe/d from 166.3 MMcfe/d in the 2009 period due to the shut-in of 10.5 MMcf/d at Legend as a result of an interim shut-in order related to the gas over bitumen issue and restricted capital programs in eastern Alberta in 2009. This was partially offset by acquisitions in west central and eastern Alberta with production in excess of those non-core assets sold as part of the company’s ongoing asset optimization activities.

•

Total operating costs decreased 13 percent to $21.8 million ($1.45 per Mcfe) for the three months ended June 30, 2010 from $25.2 million ($1.67 per Mcfe) for the same period in 2009, due to decreases in labour and repair and maintenance expenses and an increase in processing income from third parties, which are netted against operating costs. Perpetual’s reduced operating costs reflect the positive results from cost reduction initiatives at all operated fields implemented to enhance competitiveness, profitability and efficiency.

•

Perpetual’s realized natural gas price was $5.54 per Mcfe for the three months ended June 30, 2009, a 39 percent decrease from the comparable quarter in 2009. The 2009 figure included realized gains on financial instruments totaling $75.2 million as compared to gains of $19.9 million for the second quarter of 2010.  Early termination gains of $12.3 million and $47.7 million are included in realized gains on financial instruments for the three months ended June 30, 2010 and 2009 respectively. The mark-to market value of the Corporation’s financial and physical forward sales arrangements at August 9, 2010 is approximately $63 million. Full details of Perpetual’s financial and physical forward sales arrangements are presented in management’s discussion and analysis (“MD&A”).

•

Funds flow was $36.2 million ($0.25 per common share) for the three months ended June 30, 2010, down from $91.2 million ($0.81 per common share) for the second quarter of 2009.  The decrease was caused by lower revenues related to lower realized gas prices and reduced hedging gains, partially offset by a reduction in operating costs.

•

Distributions payable for the second quarter of 2010 totaled $17.2 million or $0.15 per common share, comprised of $0.05 per share paid on May 17, June 15 and July 15 representing a payout ratio of 59.1 percent of funds flow in the current quarter compared to 18.9 percent for the second quarter of 2009.

•

While distributions up to and including the June 2010 distribution paid July 15, 2010 were deductible in computing income for tax purposes of the Corporation, dividends declared by Perpetual after the conversion date will not be deductible in determining taxable income of the Corporation. Perpetual has significant tax pools available to offset future taxable income, and does not anticipate paying cash income tax in 2010. Full details of Perpetual’s tax pools are presented in the management’s discussion and analysis (“MD&A”).

•

Perpetual recorded a net loss of $44.2 million ($0.31 per basic and diluted common share) for the second quarter of 2010 as compared to a net loss of $8.8 million ($0.08 per basic and diluted common share) for the 2009 period, due primarily to a decrease in realized gains on financial instruments, a reduction in the mark-to-market value of Perpetual’s forward gas price management contracts relative to the first quarter of 2010 and higher DD&A charges, partially offset by $23.4 million in gains on asset sales during the current quarter. The forward sale contracts for 2013 natural gas delivery initiated by the Corporation in 2009 related to the gas storage project were terminated as part of the gas storage funding arrangement closed on June 16, 2010. These contracts had a mark-to-market value of $8.3 million at March 31, 2010.

•

Subsequent to the end of the second quarter, Perpetual closed the disposition of assets in the Cold Lake area for net proceeds of $13.8 million.

Outlook and sensitivities

Perpetual has budgeted an additional $34 million in exploration and development capital expenditures for the second half of 2010.  Capital programs are underway in eastern Alberta primarily focused on high return recompletion opportunities as well as the strategic evaluation of the commercial development potential of two heavy oil pools in the Mannville area. Capital spending activities are also ongoing to evaluate several game changing opportunities in Perpetual’s portfolio including:

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A horizontal well and four vertical recompletions at Edson, targeting the Wilrich formation;

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Two additional horizontal wells at Carrot Creek and one additional farm-in well at Edson, evaluating the Cardium development potential; and

•

Horizontal drilling and multi-stage fracture completions at Elmworth, where a partner is fulfilling its obligation to evaluate Perpetual’s large Montney acreage position with a three well program.

Results on the Wilrich and Cardium programs are expected prior to the end of the third quarter, while preliminary results at Elmworth are anticipated by year end.

In addition, gas storage facility evaluation, design and construction expenditures are proceeding as scheduled, and WGSI anticipates incurring an additional $24 million in capital spending in the second half of 2010 to finalize construction for first withdrawal on November 1, 2010. Injection began on May 3, 2010 at rates of up to 175 MMcf/d of third party natural gas. Injection capability is expected to increase with two additional wells being brought on stream in August 2010.The Corporation expects that cash flow from WGSI will approximate $4 million for 2010 and forecasts $11 million for its first full year of operations in 2011.

The following table reflects Perpetual’s projected realized gas price, monthly funds flow and payout ratio at the current monthly dividend of $0.05 per common for the last six months of 2010 at certain AECO natural gas price levels, incorporating the Trust’s current financial hedges and physical forward sales contracts, capital expenditures of $58 million and related production additions, operating costs of $56 million, cash general and administrative expenses of $16 million and an interest rate on bank debt of four percent. This information is intended to provide information to readers on estimated production and funds flows for the second half of 2010 and year-end debt levels and may not be appropriate for other purposes.

	Average AECO Monthly Index Gas Price July to December 2010 ($/GJ)
Funds flow outlook	$4.00	$5.00	$6.00
Oil and natural gas production (MMcfe/d)	150	150	150
Realized gas price ($/Mcfe) (1)	5.57	6.20	6.83
Funds flow ($millions) (2)	70	81	90
Per Share ($/Unit/month)	0.079	0.092	0.102
Payout ratio (%) (2)	64	54	49
Ending net bank debt ($ millions) (2)	256	245	236
Ending net debt ($millions) (2)	533	522	513
Ending total net debt to funds flow ratio (times) (3)	2.8	2.6	2.4

(1)

Perpetual’s weighted average forward price on an average of 30,000 Mcf/d for the period July 1 to December 31, 2010 is $7.94 per Mcf. The current forward average AECO price for July to December 2010 is $4.39 per Mcf.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.

(3)

Calculated as ending total net debt (including convertible debentures and the gas storage funding arrangement) divided by estimated annual funds flow. The Trust’s convertible debt is classified as long term with $75 million maturing in 2012 and the remainder maturing in 2015.

Assuming natural gas prices which approximate the current forward market of $4.39 per Mcf at AECO for the second half of 2010, Perpetual expects to cash flow approximately $195 million in 2010 and exit the year with approximately $252 million in net bank debt drawn on its $340 million facility. Total net debt at year end is expected to be approximately $530 million, including WGSI’s obligation to provide 8 Bcf of gas in the first quarter of 2013, recorded at $42 million.

FINANCIAL AND OPERATING HIGHLIGHTS	Three Months Ended June 30			Six Months Ended June 30
($Cdn thousands except volume and per share amounts)	2010	2009	% Change	2010	2009	% Change
Financial
Revenue, including realized gains and losses on financial instruments and call option premiums	83,979	137,094	(39)	215,319	234,197	(8)
Funds flow (1)	36,162	91,186	(60)	120,580	132,341	(9)
Per common share (2)	0.25	0.81	(69)	0.89	1.17	(24)
Net earnings (loss)	(44,211)	(8,835)	400	(6,961)	69,625	(110)
Per common share (2)	(0.31)	(0.08)	288	(0.05)	0.62	(108)
Distributions	21,382	17,240	24	40,549	38,704	5
Per common share (3)	0.15	0.15	-	0.30	0.34	(12)
Payout ratio (%) (1)	59.1	18.9	213	33.6	29.2	15
Total assets	1,149,486	1,208,605	(5)	1,149,486	1,208,605	(5)
Net bank and other debt outstanding (1)	257,197	318,518	(19)	257,197	318,518	(19)
Convertible debentures, at principal amount	234,897	236,034	-	234,897	236,034	-
Gas storage arrangement (7)	31,569	-	100	31,569	-	100
Total net debt (1)	523,663	554,552	(6)	523,663	554,552	(6)
Shareholders’ equity	294,786	310,626	(5)	294,786	310,626	(5)
Capital expenditures
Exploration and development	20,684	7,749	167	49,584	47,398	5
Gas storage	13,787	-	100	23,209	-	100
Acquisitions, net of dispositions	78,838	89,687	(12)	100,785	96,279	5
Other	174	105	66	274	244	12
Net capital expenditures	113,483	97,541	16	173,852	143,921	21
Common shares outstanding (thousands)
End of period	143,623	118,877	21	143,623	118,877	21
Weighted average	142,118	113,071	26	134,797	113,019	19
Share Options and Bonus Rights outstanding	8,692	9,722	(11)	8,692	9,722	(11)
Shares outstanding at August 5, 2010	144,532			144,532
Operating
Production
Total natural gas (Bcfe) (6)	15.0	15.1	(1)	28.5	30.1	(5)
Daily average natural gas (MMcfe/d) (6)	165.2	165.5	-	157.2	166.3	(5)
Gas over bitumen deemed production (MMcf/d) (4)	26.5	18.1	46	26.4	18.5	43
Average daily (actual and deemed - MMcfe/d) (4)	191.7	183.6	4	183.6	184.8	(1)
Per common share (cubic feet equivalent/d/share) (2)(4)	1.35	1.62	(17)	1.29	1.63	(21)
Realized natural gas prices ($/Mcfe)
Before financial hedging and physical forward sales (5)	4.19	3.89	8	4.78	4.66	3
Including financial hedging and physical forward sales (5)	5.54	9.10	(39)	7.54	7.78	(3)
Land (thousands of net acres)
Undeveloped land holdings	2,046	1,984	3	2,046	1,984	3
Drilling (wells drilled gross/net)
Gas	2/2	-/-	100/100	26/22.9	38/31.4	(32)/(27.0)
Gas storage injection/withdrawal	2/2	-/-	100/100	9/9	-/-	100/100
Dry	-/-	-/-	-/-	1/1	-/-	100/100
Total	4/4	-/-	100/100	36/32.9	38/31.4	(5)/5
Success rate (%)	100/100	-/-	100/100	97/96	95/95	2/1

(1)

These are non-GAAP measures. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in management’s discussion and analysis.

(2)

Based on weighted average common shares outstanding for the period.

(3)

Based on shares outstanding at each distribution date. In future periods Perpetual will be paying dividends instead of distributions.

(4)

The deemed production volume describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production volume is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution which is received monthly from the Alberta Crown as a reduction against other royalties payable.

(5)

Perpetual’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating -the Corporation’s natural gas price before financial and physical hedging, Perpetual assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO monthly index.

(6)

Production amounts are based on Perpetual’s interest before royalties.

(7)

As Perpetual has an obligation to repay the gas storage arrangement through the delivery of 8 Bcf of natural gas in the first quarter of 2013, it is included in the Corporation’s net debt.

Forward-Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations and including the information contained under the heading “Outlook and Sensitivities” above may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, statements regarding expected access to capital markets; forecast production, operations, cash flows, funds flows, and timing thereof; forecast and realized commodity prices; forecast and funding of capital expenditures; use of funds flow; planned drilling and development and the results and timing thereof; estimated payout ratios, estimated ending net debt; marketing and transportation; reserve estimates; estimated WGSI injection capability; tax treatment of cash dividends; expected use of tax pools; and estimated funds flow sensitivity. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience current conditions and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in the Trust’s MD&A for the year ended December 31, 2009 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of Perpetual’s MD&A.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Perpetual Energy Inc. is a natural gas-focused Canadian energy company. Perpetual’s common shares and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols “PMT”, “PMT.DB.C”, “PMT.DB.D” and “PMT.DB.E”. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For Additional Information, please contact:

Perpetual Energy Inc.
Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5
Telephone: 403 269-4400	Fax: 403 269-4444	Email: info@perpetualenergyinc.com
Susan L. Riddell Rose	President and Chief Executive Officer
Cameron R. Sebastian	Vice President, Finance and Chief Financial Officer
Sue M. Showers	Investor Relations and Communications Advisor